Exhibit 99.1

Allot Communications Reports non-GAAP Revenues of $21.5
Million for Second Quarter of 2013

Hod Hasharon, Israel – August 6, 2013 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced its second quarter 2013 results, with non-GAAP revenues reaching $21.5 million ($21.2 million on a GAAP basis).

Second quarter highlights:

•	Non-GAAP revenues were $21.5 million ($21.2 million on a GAAP basis).

•	Non-GAAP gross margin was 76% (73% on a GAAP basis).

•	All-time high, record booking, leading to book-to-bill significantly above 1. Booking's level was more than 20% higher than the second quarter of 2012.

•	Won a multi-million USD contract with an APAC Tier 1 fixed-line operator in a competitive deal against other pure play DPI vendors.

•	A $5 million deal with an EMEA Tier 1 fixed-line operator, has been delivered however, revenue recognition has been delayed to the second half of 2013.

Financial results:

On a non-GAAP basis, total revenues for the second quarter of 2013 reached $21.5 million, compared with $26.4 million of revenue reported for the second quarter of 2012 and $24.2 million of revenue reported for the first quarter of 2013.  On a non-GAAP basis, net loss for the second quarter of 2013 was $0.9 million, or ($0.03) per basic and diluted share. This compares with non-GAAP net profit of $5.0 million, or $0.16 per basic share, and $0.15 per diluted share, in the second quarter of 2012 and non-GAAP net profit of $0.6 million, or $0.02 per basic and diluted share, in the first quarter of 2013.

Total GAAP revenues for the second quarter of 2013 reached $21.2 million compared to $26.4 million of revenue reported for the second quarter of 2012 and $24.1 million of revenue reported for the first quarter of 2013. On a GAAP basis, the net loss for the second quarter of 2013 was $3.9 million, or a net loss of ($0.12) per basic and diluted share. This compares with net profit of $2.7 million, or $0.08 per basic and diluted share, in the second quarter of 2012, and a net loss of $1.8 million, or a net loss of $0.06 per basic and diluted share, in the first quarter of 2013.

Key quarterly achievements:

•	During the quarter, large orders were received from 13 service providers, 3 of which were new customers

•	6 of the large orders came from mobile-service providers, two of which were new customers

•	Secured orders from three of the world’s top ten telecommunication operators to assist in their LTE network rollouts

•	Won a $2 million new account with a Tier 1 EMEA mobile operator, for the delivery of service gateway and video caching combination

•	VAS accounted for 26% of total bookings.

•	A multi million dollars, follow-on order with a Tier 1, U.S. mobile operator, announced early second quarter exceeded $10 million.

As of June 30, 2013, cash, cash equivalents, short-term deposits and marketable securities totaled $134.7 million with no debt.

"Our second quarter revenue came in 11% below first quarter's level" commented Rami Hadar, Allot Communications' President and Chief Executive Officer. "The sequential revenues' decline was mostly the result of unfulfilled revenue recognition terms of a $5 million deal with an EMEA Tier 1 operator. We expect this deal to materialize during the second half of the year. We are encouraged by the surge in demand for our DPI solution, as well as for our VAS, as demonstrated by the all-time, record booking level achieved during the quarter. In the second quarter we made good progress with our Tier 1 mobile U.S. operator, increasing the announced follow-on order to more than $10 million. We expect that the booking results of the last two quarters will set a good foundation to resumed growth in the following quarters."

Conference Call & Webcast

The Allot management team will host a conference call to discuss second quarter 2013 earnings results today at 8:30 a.m. ET, 3:30 p.m. Israel time.

To access the conference call, please dial one of the following numbers: US: +1212 444 0896, UK: +44(0)20 3427 1911, Israel: +972-3-721 9510, participant code 2638006.

A replay of the conference call will be available from 12:01 a.m. ET on August 6th, 2013 for 30 days. To access the replay, please dial: US: + 1 347 366 9565, UK: + 44 (0)20 3427 0598, access code: 2638006.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

GAAP to Non-GAAP Reconciliation

The discrepancy between GAAP and non-GAAP revenues is related to the acquisitions made by the Company during the year and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net profit is defined as GAAP net profit after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock based compensation expenses, amortization of acquisition related intangible assets, regulatory matters, acquisition related expenses and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: our ability to increase the breadth and functionality of the Service Gateway platform through additional partnerships, changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Rami Rozen

AVP Corporate Development

International access code +972-52-569-4441

rrozen@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Revenues	$21,212	$26,405	$45,326	$50,622
Cost of revenues	5,753	7,755	12,493	14,656
Gross profit	$15,459	$18,650	$32,833	$35,966

Operating expenses:
Research and development costs, net	6,898	5,332	13,800	9,342
Sales and marketing	9,896	8,126	19,723	15,881
General and administrative	2,666	2,659	5,304	5,433
Total operating expenses	19,460	16,117	38,827	30,656
Operating profit (loss)	$(4,001)	$2,533	$(5,994)	$5,310
Financial and other income, net	168	187	355	649
Profit (loss) before income tax expenses	$(3,833)	$2,720	$(5,639)	$5,959

Tax expenses	32	21	73	24
Net profit (loss)	$(3,865)	$2,699	$(5,712)	$5,935

Basic net profit (loss) per share	$(0.12)	$0.08	$(0.18)	$0.19

Diluted net profit (loss) per share	$(0.12)	$0.08	$(0.18)	$0.18

Weighted average number of shares
used in computing basic net
earnings per share	32,630,280	31,873,752	32,596,317	31,548,294

Weighted average number of shares
used in computing diluted net
earnings per share	32,630,280	33,356,308	32,596,317	33,169,640

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

GAAP net profit (loss) as reported	$(3,865)	$2,699	$(5,712)	$5,935

Non-GAAP adjustments
Fair value adjustment for acquired deferred revenues write down (Revenues)	276	-	313	-
Expenses recorded for stock-based compensation
Cost of revenues	115	52	201	97
Research and development costs, net	412	240	823	428
Sales and marketing	874	446	1,620	763
General and administrative	649	288	1,235	454
Expenses related to M&A activities and compliance with regulatory matters (*)
General and administrative	21	666	33	1,711
Research and development costs, net	22	250	28	250
Sales and marketing	12	93	12	93
Intangible assets amortization
Cost of revenues	503	262	1,006	293
S&M	57	-	115	-
Total adjustments	$2,941	$2,297	$5,386	$4,089

Non-GAAP net profit (loss)	$(924)	$4,996	$(326)	$10,024

Non- GAAP basic net profit (loss) per share	$(0.03)	$0.16	$(0.01)	$0.32

Non- GAAP diluted net profit (loss) per share	$(0.03)	$0.15	$(0.01)	$0.30

Weighted average number of shares
used in computing basic net
earnings per share	32,630,280	31,873,752	32,596,317	31,548,294

Weighted average number of shares
used in computing diluted net
earnings per share	32,630,280	33,662,390	32,596,317	33,401,374

(*) Mostly legal, finance and compensation expenses related to the acquisition

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

GAAP Revenues	$21,212	$26,405	$45,326	$50,622

Fair value adjustment for acquired deferred revenues write down	276	-	313	-

Non-GAAP Revenues	$21,488	$26,405	$45,639	$50,622

TABLE  - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$92,453	$50,026
Short term deposits	2,000	78,042
Marketable securities and restricted cash	40,296	14,988
Trade receivables, net	22,719	20,236
Other receivables and prepaid expenses	8,461	6,815
Inventories	10,744	9,963
Total current assets	$176,673	$180,070

LONG-TERM ASSETS:
Severance pay fund	232	213
Deferred Taxes	1,525	1,525
Other assets	252	239
Total long-term assets	$2,009	$1,977

PROPERTY AND EQUIPMENT, NET	6,276	6,609
GOODWILL AND INTANGIBLE ASSETS, NET	32,014	33,136

Total assets	$216,972	$221,792

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	5,030	4,809
Deferred revenues	10,490	13,829
Other payables and accrued expenses	14,823	13,947
Liability related to settlement of OCS grants	15,886	15,886
Total current liabilities	$46,229	$48,471

LONG-TERM LIABILITIES:
Deferred revenues	3,226	3,945
Accrued severance pay	271	254
Total long-term liabilities	$3,497	$4,199

SHAREHOLDERS' EQUITY	167,246	169,122

Total liabilities and shareholders' equity	$216,972	$221,792

TABLE  - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (Loss)	$(3,865)	$2,699	$(5,712)	$5,935
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation	867	718	1,747	1,363
Stock-based compensation related to options granted to employees	2,050	1,026	3,879	1,742
Amortization of intangible assets	560	262	1,122	293
Capital loss	14	-	14	4
Decrease (Increase) in accrued severance pay, net	(26)	13	(2)	7
Decrease (Increase) in other assets	16	2	(13)	1
Decease in accrued interest and amortization of premium on marketable securities	46	11	57	48
Increase (Decrease) in trade receivables	2,868	(1,112)	(2,483)	(5,499)
Decrease (Increase) in other receivables and prepaid expenses	(1,625)	1,402	(1,669)	1,626
Decrease (Increase) in inventories	(1,101)	472	(781)	321
Increase (Decrease) in trade payables	1,602	(763)	221	2,492
Increase (Decrease) in employees and payroll accruals	(538)	113	(1,260)	378
Decrease in deferred revenues	(1,070)	(2,847)	(4,058)	(1,636)
Increase in other payables and accrued expenses	963	2,794	2,136	2,117

Net cash provided by (used in) operating activities	$761	$4,790	$(6,802)	$9,192

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	(3)	65	1	21
Redemption of short-term deposits	15,000	-	76,042	-
Investment in short-term deposit	-	(65,000)	-	(47,000)
Purchase of property and equipment	(572)	(766)	(1,428)	(1,469)
Investment in marketable securities	(13,704)	(1,000)	(29,366)	(1,251)
Proceeds from redemption or sale of marketable securities	1,432	750	3,711	1,200
Acquisitions	-	(10,399)	-	(10,399)
Loan to purchased Subsidiary	-	(1,000)	-	(1,000)

Net cash provided by (used in) investing activities	$2,153	$(77,350)	$48,960	$(59,898)

Cash flows from financing activities:

Exercise of employee stock options	105	1,741	269	4,107

Net cash provided by financing activities	$105	$1,741	$269	$4,107

Increase (decrease) in cash and cash equivalents	3,019	(70,819)	42,427	(46,599)
Cash and cash equivalents at the beginning of the period	89,434	140,902	50,026	116,682

Cash and cash equivalents at the end of the period	$92,453	$70,083	$92,453	$70,083